UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 15, 2022

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form  40-F    ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-263376).

This Form 6-K consists of an Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP , special counsel to UBS AG which appears as an exhibit hereto and is incorporated into this Form 6-K as if set forth in full herein. The Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP is filed herewith as an exhibit to the Registration Statement of UBS AG on Form F-3 filed on March 8, 2022, as amended from time to time (File No. 333-263376).

EXHIBIT INDEX

Exhibit Index

Exhibit 5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP , special counsel to UBS AG

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-263376) of UBS AG and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kunal Malhotra
Name: Kunal Malhotra
Title: Director

By:	/s/ Elliott Appel
Name: Elliott Appel
Title: Executive Director

Date: July 15, 2022

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